UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

MyOffiz, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

62855H 108 (CUSIP Number)

October 15, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]    Rule 13d-1(b)

[    ]      Rule 13d-1(c)

[    ]      Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62855H 108	SCHEDULE 13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stephen Brock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 15,645,650 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 15,645,650 8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,645,650
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 78.54%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 62855H 108	SCHEDULE 13G	Page 3 of 5 Pages

Item 1	(a)		Name of Issuer:

The name of the issuer is MyOffiz, Inc., a Nevada corporation (the "Issuer").

	(b)		Address of Issuer's Principal Executive Offices:

The principal executive office and mailing address of the Issuer is 5770 El Camino Rd., Las Vegas, Nevada 89118.

Item 2	(a)		Name of Person Filing:

The name of the person filing this statement is Stephen Brock (the "Reporting Person").

	(b)		Address of Principal Business Office:

The Reporting Person's principal business address is 5770 El Camino Rd., Las Vegas, Nevada 89118.

	(c)		Citizenship:

The Reporting Person is a citizen of the United States of America.

	(d)		Title of Class of Securities:

This Schedule 13G relates to the Common Stock of the Issuer (the "Common Stock").

	(e)		CUSIP Number:

The CUSIP Number of the Common Stock is 62855H 108.

Item 3	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

N/A

Item 4	Ownership.

	(a)		Amount Beneficially Owned:
15,645,650
	(b)		Percent of Class:
78.54%
	(c)		Number of Shares as to which the person has:
		(i)	15,645,650
(ii)
		(iii)	15,645,650
(iv)

CUSIP No. 62855H 108	SCHEDULE 13G	Page 4 of 5 Pages

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8	Identification and Classification of Members of the Group.

N/A

Item 9	Notice of Dissolution of Group.

N/A

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 62855H 108	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G is true, complete and correct.

Dated: October 15, 2004

/s/ Stephen Brock
Stephen Brock President and CEO